QuickLinks -- Click here to rapidly navigate through this document
Filed by Stratus Services Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13(e)-4(c) under the Securities Exchange Act of 1934.
	Subject Company:	Stratus Services Group, Inc. Commission file No. 001-15789 Registration on Form S-4 (Registration No. 333-112814)
On June 10, 2004, Stratus Services Group, Inc. issued the following press release:
CONTACT:	STRATUS SERVICES GROUP, INC. Suzette Nanovic Berrios, Esq. 732) 866-0300—Fax (732) 866-6676

FOR IMMEDIATE RELEASE

STRATUS SERVICES GROUP, INC. REPORTS MODIFICATION AND
EXTENSION OF EXCHANGE OFFER

Manalapan, New Jersey, June 10, 2004—Stratus Services Group, Inc., the SMARTSolutions™ Company (OTC Bulletin Board: SERV.OB), announced today that it is amending the terms of its exchange offer to the holders of its Series E Preferred Stock and extending, until June 25, 2004, the expiration date of the exchange offer.

Under the terms of the amended exchange offer, Stratus is offering to exchange, for each $100 of stated value and accrued and unpaid dividends represented by its Series E Preferred Stock, either 500 shares of its common stock and 1,000 common stock purchase warrants, or one share of Series I Preferred Stock and 500 common stock purchase warrants. The warrants will have an exercise price of $.19 per share. The prior terms of the exchange offer were based upon an assumption that the Company would effect a one-for-four reverse split of its common stock prior to the closing of the exchange offer. The Company has decided not to effect the reverse split at this time. As a result, the terms of the exchange offer have been adjusted to reflect the elimination of the reverse stock split. A revised prospectus explaining the modification of the exchange offer in more detail will be delivered to holders of the Company's Series E Preferred Stock.

The condition to the exchange offer that the registration statement filed by Stratus to register the securities to be issued in the exchange offer be declared effective by the Securities and Exchange Commission was satisfied on May 13, 2004. Holders of the Series E Preferred Stock are urged to read the registration statement and other documents filed by Stratus with the Securities and Exchange Commission in connection with the exchange offer because they contain important information. Stockholders may obtain a free copy of these documents from Stratus or at the SEC's website, www.sec.gov.

This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State

Stratus is a national provider of business productivity consulting and staffing services through a network of twenty-seven offices in seven states. Through its SMARTSolutions(TM) technology, Stratus provides a structured program to monitor and reduce the cost of a customer's labor resources. Through its Stratus Technology Services, LLC joint venture, the Company provides a broad range of information technology staffing and project consulting.

This news release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties. Factors that could cause the Company's actual results and financial condition to differ from the Company's expectations include, but are not limited to, a change in economic conditions that adversely affects the level of demand for the Company's services, competitive market and pricing pressures, the availability of qualified temporary workers, the ability of the Company to manage growth through improved information systems and the training and retention of new staff, and government regulations.

500 Craig Road, Suite 201, Manalapan, New Jersey 07726 Phone: 732-866-0300•Fax: 732-294-1133

QuickLinks

STRATUS SERVICES GROUP, INC. REPORTS MODIFICATION AND EXTENSION OF EXCHANGE OFFER